January 24, 2020

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, China Development Bank Tower
No. 2 Gaoxin 1st Road
Xi'an, Shaanxi, China 710075

       Re: Future FinTech Group Inc.
           Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A Filed January 23, 2020
           File No. 001-34502

Dear Mr. Xue:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our January 21, 2020 letter.

Preliminary Proxy Statement on Schedule 14A filed January 23, 2020

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 33

1. We note the changes made to this statement in response to comment 2. Please revise to correctly add up the sub-totals and totals of the HeDeTang HK column, as these amounts are not consistent with the September 30, 2019 balance sheet of HeDeTang HK presented on page 39.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please
 Yongke Xue
Future FinTech Group Inc.
January 24, 2020
Page 2

contact Tim Buchmiller at 202-551-3635 or Russell Mancuso at 202-551-3617 with any other questions.



                                                        Sincerely,
FirstName LastNameYongke Xue
                                                        Division of Corporation
Finance
Comapany NameFuture FinTech Group Inc.
                                                        Office of Manufacturing
January 24, 2020 Page 2
cc:       Jeffrey Qiong Li, Esq.
FirstName LastName